Alliance Global Partners

590 Madison Avenue, 28th Floor

New York, NY 10022

April 28, 2026

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Quantum Leap Acquisition Corp.
Registration Statement on Form S-1, as amended (File No. 333-293359)
Amended Request for Acceleration of Effective Date

Requested Date:	Thursday, April 30, 2026
Requested Time:	4:30 PM Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), Alliance Global Partners, as representative of the underwriters for the above-captioned proposed offering, hereby amends its prior acceleration request of April 28, 2026, joining the request of Quantum Leap Acquisition Corp. and requests that the effective date of the above-referenced Registration Statement on Form S-1 be accelerated so that it may become effective at 4:30 p.m., Eastern Time, on Thursday, April 30, 2026, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned wishes to advise you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended.

ALLIANCE GLOBAL PARTNERS

Very truly yours,

By:	Thomas J. Higgins
Name:	Thomas J. Higgins
Title:	Managing Director